Filed Pursuant to Rule 424(b)(3)
                                       Registration Statement No. 333-116111
_____________________________________________________________________________






                            Up to 2,285,000 Shares

                         Delta Petroleum Corporation

                                Common Stock
                        _____________________________


     The selling shareholders may use this prospectus in connection with sales of up to 2,285,000 shares of our common stock.


                               Trading Symbol
                           NASDAQ National Market
                                  "DPTR"


_____________________________________________________________________________

Consider carefully the risk factors beginning on page 7 of this prospectus.
_____________________________________________________________________________


     The selling shareholders may sell the common stock at prices and on terms determined by the market, in negotiated transactions or through underwriters. We will not receive any proceeds from the sale of shares by the selling shareholders.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.













                The date of this prospectus is July 30, 2004.






                           AVAILABLE INFORMATION

     We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith file reports and other information with the Securities and Exchange Commission. Such reports and other information filed by us can be inspected and copied at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Requests for copies should be directed to the Commission's Public Reference Section, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for more information on the public reference rooms. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically.

     We have filed with the Commission a Registration Statement on Form S-3 (together with all exhibits, amendments and supplements, the "Registration Statement") of which this prospectus constitutes a part, under the Securities Act of 1933, as amended (the "Securities Act"). This prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules of the Commission. For further information pertaining to us, reference is made to the Registration Statement. Statements contained in this prospectus or any document incorporated herein by reference concerning the provisions of documents are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission. Copies of the Registration Statement are on file at the offices of the Commission, and may be inspected without charge at the offices of the Commission, the addresses of which are set forth above, and copies may be obtained from the Commission at prescribed rates. The Registration Statement has been filed electronically through the Commission's Electronic Data Gathering, Analysis and Retrieval System and may be obtained through the Commission's Web site (http://www.sec.gov).

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents that we have filed with the Commission shall be deemed to be incorporated in this prospectus and to be a part hereof from the date of the filing of such documents:

1. Annual Report on Form 10-K for fiscal year ended June 30, 2003, filed on September 23, 2003, Exchange Act reporting number 0-16203.

2. Current Report on Form 8-K/A, dated May 24, 2002, filed on August 19, 2002, Exchange Act reporting number 0-16203.

3. Current Report on Form 8-K, dated September 19, 2003, filed on October 2, 2003, Exchange Act reporting number 0-16203.

4. Definitive proxy materials on Schedule 14A filed on October 24, 2003, Exchange Act reporting number 0-16203.

5.    Quarterly Report on Form 10-Q for the quarter ended September 30,
      2003, filed on November 6, 2003, Exchange Act reporting number 0-16203.

6. Amendment No. 1 to Current Report on Form 8-K, dated September 19, 2003, filed on December 2, 2003, Exchange Act reporting number 0-16203.

                                         2


7. Current Report on Form 8-K, dated December 9, 2003, filed on December 19, 2003, Exchange Act reporting number 0-16203.

8.    Quarterly Report on Form 10-Q for the quarter ended December 31,
      2003, filed on February 4, 2004, Exchange Act reporting number 0-16203.

9. Current Report on Form 8-K (excluding the information provided in Item 12 thereof), dated February 4, 2004, filed on February 5, 2004, Exchange Act reporting number 0-16203.

10. Current Report on Form 8-K dated March 8, 2004, filed on March 8, 2004, Exchange Act reporting number 0-16203.

11. Current Report on Form 8-K dated April 12, 2004, filed on April 13, 2003, Exchange Act reporting number 0-16203.

12. Current Report on Form 8-K dated April 23, 2004, filed on May 10, 2004, Exchange Act reporting number 0-16203.

13. Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, filed on May 11, 2004, Exchange Act reporting number 0-16203.

14.   Current Report on Form 8-K (excluding the information provided in
      Item 12 thereof) dated May 11, 2004, filed on May 11, 2004, Exchange Act reporting number 0-16203.

15. Current Report on Form 8-K dated June 29, 2004, filed on July 8, 2004, Exchange Act reporting number 0-16203.

16. The description of our common stock contained in our Registration Statement on Form 10 filed September 9, 1987, Exchange Act reporting number 0-16203.

17. All documents filed by us, subsequent to the date of this prospectus, under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the termination of the offering described herein.

     Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus or in any other subsequently filed document which is also incorporated herein by reference modifies or replaces such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, on written or oral request of such person, a copy of any or all documents incorporated by reference in this prospectus. Requests for such copies should be directed to Aleron H. Larson, Jr., Delta Petroleum Corporation, Suite 1400, 475 17th Street, Denver, Colorado 80202, or (303) 293-9133.

CAUTIONARY STATEMENT FOR PURPOSES OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER FEDERAL SECURITIES LAWS

     We are including the following discussion to inform our existing and potential security holders generally of some of the risks and uncertainties that can affect us and to take advantage of the "safe harbor" protection for

                                       3

forward-looking statements afforded under federal securities laws. From time to time, our management or persons acting on our behalf make forward-looking statements to inform existing and potential security holders about us. These statements may include projections and estimates concerning the timing and success of specific projects and our future (1) income, (2) oil and gas production, (3) oil and gas reserves and reserve replacement and (4) capital spending. Forward-looking statements are generally accompanied by words such as "estimate," "project," "predict," "believe," "expect," "anticipate," "plan," "goal" or other words that convey the uncertainty of future events or outcomes. Sometimes we will specifically describe a statement as being a forward-looking statement. In addition, except for the historical information contained in this prospectus, the matters discussed in this prospectus are forward-looking statements. These statements by their nature are subject to certain risks, uncertainties and assumptions and will be influenced by various factors. Should any of the assumptions underlying a forward-looking statement prove incorrect, actual results could vary materially.

     We believe the factors discussed below are important factors that could cause actual results to differ materially from those expressed in a forward-looking statement made herein or elsewhere by us or on our behalf. The factors listed below are not necessarily all of the important factors. Unpredictable or unknown factors not discussed herein could also have material adverse effects on actual results of matters that are the subject of forward-looking statements. We do not intend to update our description of important factors each time a potential important factor arises. We advise our shareholders that they should (1) be aware that important factors not described below could affect the accuracy of our forward-looking statements and (2) use caution and common sense when analyzing our forward-looking statements in this document or elsewhere, and all of such forward-looking statements are qualified by this cautionary statement.

     Historically, natural gas and crude oil prices have been volatile. These prices rise and fall based on changes in market demand and changes in the political, regulatory and economic climate and other factors that affect commodities markets generally and are outside of our control. Deviations in the market prices of both crude oil and natural gas and the effects of acquisitions, dispositions and exploratory development activities may have a significant effect on the quantities and future values of reserves.

     Projecting future rates of oil and gas production is inherently imprecise. Producing oil and gas reservoirs generally have declining production rates.

     All of our reserve information is based on estimates. Reservoir engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact way. There are numerous uncertainties inherent in estimating quantities of proved natural gas and oil reserves.

     Changes in the legal and/or regulatory environment could have a material adverse effect on our future results of operations and financial condition. Our ability to explore for and economically produce and sell our oil and gas production is affected and could possibly be restrained by a number of legal and regulatory factors, particularly with respect to our offshore California properties.

     Our drilling operations are subject to various risks common in the industry, including cratering, explosions, fires and uncontrollable flows of oil, gas or well fluids.

                                    4

                            TABLE OF CONTENTS



Prospectus Summary ....................................................   6

Risk Factors...........................................................   7

Use of Proceeds .......................................................  17

Determination of Offering Price .......................................  17

Recent Material Changes in our Business ...............................  17

Selling Security Holders .............................................   17

Plan of Distribution ..................................................  18

Description of Securities to Be Registered ............................  19

Interests of Named Experts and Counsel ................................  19

Commission Position on Indemnification for
 Securities Act Liabilities ...........................................  19


                                     5

                             PROSPECTUS SUMMARY

     The following is a summary of the pertinent information regarding this offering. This summary is qualified in its entirety by the more detailed information and financial statements and related notes incorporated by reference into this prospectus.

Delta
-----

     Delta Petroleum Corporation ("Delta," the "Company," "we" or "us") is a Colorado corporation organized on December 21, 1984. We maintain our principal executive offices at 475 Seventeenth Street, Suite 1400, Denver, Colorado 80202, and our telephone number is (303) 293-9133. Our common stock is listed on the NASDAQ National Market under the symbol "DPTR."

     We are engaged in the acquisition, exploration, development and production of oil and gas properties. As of March 31, 2004, we had varying interests in 407 gross (166 net) productive wells located in fourteen (14) states and offshore California. These do not include varying small interests in 666 gross (5.2 net) wells located primarily in Texas which are owned by our subsidiary Piper Petroleum Company. We also have interests in five federal units and one lease offshore California near Santa Barbara along with a financial interest in a nearby producing offshore federal unit. We operate approximately 160 of the wells and the remaining wells are operated by independent operators. All of these wells are operated under contracts which we believe are standard in the industry. At June 30, 2003, we estimated onshore proved reserves to be approximately 3,698,000 Bbls of oil and 55.2 Bcf of gas, of which approximately 2,608,000 Bbls of oil and 28.6 Bcf of gas were proved developed reserves. At June 30, 2003, we estimated offshore proved reserves to be approximately 2,051,000 Bbls of oil, of which approximately 919,000 Bbls were proved developed reserves. Our reserve estimates change continuously and are evaluated by us on an annual basis. Deviations in the market prices of both crude oil and natural gas and the effects of acquisitions, dispositions and exploratory development activities may have a significant effect on the quantities and future values of our reserves. On June 29, 2004 we acquired substantial additional oil and gas properties located in Texas and Louisiana for approximately $122,500,000 in cash.

The Offering
------------

Securities Offered     Up to 2,285,000 shares of our common stock offered
                       by the selling shareholders.

Offering Price         The shares being offered pursuant to this prospectus
                       are being offered by the selling shareholders from time to time at the then current market price.

Common Stock           38,447,369 shares (as of June 30, 2004).
Outstanding

Dividend Policy        We do not anticipate paying dividends on our common
                       stock in the foreseeable future.


Use of Proceeds        The shares offered pursuant to this prospectus are
                       being sold by the selling shareholders and we will not receive any proceeds of the offering.


                                     6


                                RISK FACTORS

     Prospective investors should consider carefully, in addition to the other information in this prospectus, the following:

Risks Related to Our Stock

     1. We may issue shares of preferred stock with greater rights than our common stock.

     Although we have no current plans, arrangements, understandings or agreements to issue any preferred stock, our certificate of incorporation authorizes our board of directors to issue one or more series of preferred stock and set the terms of the preferred stock without seeking any further approval from our shareholders. Any preferred stock that is issued may rank ahead of our common stock, in terms of dividends, liquidation rights and voting rights.

     2.  There may be future dilution of our common stock.

     To the extent options to purchase common stock under our employee and director stock option plans are exercised, holders of our common stock will incur dilution. In addition, if we sell additional equity or convertible debt securities, such sales could result in additional dilution to our shareholders.

     3. Our management controls a significant percentage of our outstanding common stock and their interests may conflict with those of our shareholders.

     As of June 30, 2004, our directors and executive officers and their respective affiliates collectively and beneficially owned approximately 29% of our outstanding common stock. In addition, one of our affiliates, Castle Energy Corporation, has agreed to vote in favor of all of management's nominees for director and in favor of other matters recommended by our Board of Directors. This concentration of voting control gives our directors and executive officers and their respective affiliates substantial influence over any matters that require a shareholder vote, including, without limitation, the election of directors, even if their interests may conflict with those of other shareholders. It could also have the effect of delaying or preventing a change in control of or otherwise discouraging a potential acquiror from attempting to obtain control of us. This could have a material adverse effect on the market price of our common stock or prevent our shareholders from realizing a premium over the then prevailing market prices for their shares of common stock.

     4. Sales of substantial amounts of our common stock may adversely affect our stock price and make future offerings to raise more capital difficult.

     Sales of a large number of shares of our common stock in the market after this offering or the perception that sales may occur could adversely affect the trading price of our common stock. As of June 30, 2004, 38,447,369 shares of our common stock were outstanding, almost all of which currently are or will soon become freely tradable, subject to certain volume limitations and other requirements applicable to affiliates. We recently issued 6,000,000 restricted shares to investors in a private placement of our shares and issued an additional 2,285,000 restricted shares to Edward Mike Davis and entities controlled by him. We are obligated to register all 8,285,000 shares for resale, and we currently expect that all of these shares will become eligible for resale at approximately the same time. As of June 30, 2004, options and


                                     7

warrants to purchase up to a total of approximately 4,742,000 shares of our common stock were outstanding.

     We may issue additional restricted securities or register additional shares of common stock under the Securities Act in the future for our use in connection with future acquisitions. Pursuant to Securities Act Rule 145, the volume limitations and certain other requirements of Rule 144 would apply to resales of these shares by affiliates of the businesses that we acquire for a period of one year from the date of their acquisition, but otherwise these shares would be freely tradable by persons not affiliated with us unless we contractually restrict their resale.

     The availability for sale, or sale, of the shares of common stock eligible for future sale could adversely affect the market price of our common stock.

     5. Provisions in some of our stock option grants to key employees could delay or prevent a change in control of the Company, even if that change would be beneficial to our shareholders.

     Certain provisions in option grants to certain of our key employees provide that in the event of a change of control of the Company we will immediately cause all of such employees' then outstanding unexercised options to be exercised by the Company on behalf of such employees and that we will pay all related federal, state and local taxes applicable to such exercise. Such provisions could delay, discourage, prevent or render more difficult an attempt to obtain control of the Company, whether through a tender offer, business combination, proxy contest or otherwise.

     6.  We do not expect to pay dividends on our common stock.

     We do not expect to pay any dividends, in cash or otherwise, with respect to our common stock in the foreseeable future. We intend to retain any earnings for use in our business. In addition, the credit agreement relating to our $100 million credit facility with the Bank of Oklahoma, U.S. Bank and Hibernia Bank prohibits us from paying any dividends until the loan is retired.

     7. The market price of our common stock has risen significantly in a very short period of time.

     The market price of our common stock increased from approximately $6 per share in January 2004 to over $14 per share during the month of May 2004. There can be no assurance that the market price of our common stock will remain at or near its current level, which is near an historic high.

     8.  The common stock is an unsecured equity interest in the Company.

     As an equity interest, the common stock will not be secured by any of the assets of the Company. Therefore, in the event of the liquidation of the Company, the holders of the common stock will receive a distribution only after all of the Company's secured and unsecured creditors have been paid in full. There can be no assurance that the Company will have sufficient assets after paying its secured and unsecured creditors to make any distribution to the holders of the common stock.

                                     8


Risks Related to our Company

     1. We have substantial debt obligations, and shortages of funding could hurt our future operations.

     As the result of debt obligations that we have incurred in connection with purchases of oil and gas properties, we are at times obligated to make substantial monthly payments to our lenders on loans that encumber our oil and gas properties and our production revenue. As of the date of this prospectus, we owe Bank of Oklahoma, U.S. Bank and Hibernia Bank, collectively, $70 million, which is all that we are currently permitted to borrow under our existing credit facility. In the event that oil and gas prices and/or production rates drop to a level such that we are unable to pay the minimum principal and interest payments that are required by our debt agreements, it is likely that we would lose our interest in some or all of our properties.
In addition, our level of oil and gas activities, including exploration and development of existing properties, and additional property acquisitions, will be significantly dependent on our ability to successfully complete funding transactions.

     2. A default under our credit agreement could cause us to lose our properties.

     Our credit facility with Bank of Oklahoma, U.S. Bank and Hibernia Bank allows us to borrow, repay and re-borrow amounts, up to a maximum amount of $100 million. In order to obtain this facility, we granted a first and prior lien to the lending banks on most of our oil and gas properties, certain related equipment, oil and gas inventory, and certain bank accounts and proceeds. Under the terms of our credit agreement, the oil and gas properties mortgaged must represent not less than 80% of the engineered value of our oil and gas properties as determined by the Bank of Oklahoma using its own pricing parameters.

     Our borrowing base, which determines the amounts that we are allowed to borrow or have outstanding under our credit facility, is $70,000,000 as of the date of this prospectus. Subsequent determinations of our borrowing base will be made by the lending banks at least semi-annually on October 1 and April 1 of each year or as unscheduled redeterminations. In connection with each determination of our borrowing base, the banks will also redetermine the amount of our monthly commitment reduction. We do not currently have any monthly commitment reduction obligation as a result of our most recent redetermination, and we will not have any monthly commitment reduction obligation until it is redetermined by our banks. Our borrowing base and the revolving commitment of the banks to lend money under the credit agreement must be reduced as of the first day of each month by an amount determined by the banks under our credit agreement. The amount of the borrowing base must also be reduced from time to time by the amount of any prepayment that results from our sale of oil and gas properties. If, as a result of any such monthly commitment reduction or reduction in the amount of our borrowing base, the total amount of our outstanding debt were to exceed the amount of the revolving commitment then in effect, then, within 30 days after we are notified by the Bank of Oklahoma, we would be required to make a mandatory prepayment of principal to reduce our outstanding indebtedness so that it would not exceed our borrowing base. If for any reason we were unable to pay the full amount of the mandatory prepayment within the requisite 30-day period, we would be in default of our obligations under our credit agreement.

     For so long as the revolving commitment is in existence or any amount is owed under any of the loan documents, we will also be required to comply with


                                     9

loan covenants that will limit our flexibility in conducting our business and which could cause us significant problems in the event of a downturn in the oil and gas market. If an event of default occurs and continues after the expiration of any cure period that is provided for in our credit agreement, the entire principal amount due under the loan documents, all accrued interest and any other liabilities that we might have to the lending banks under the loan documents will all become immediately due and payable, all without notice of default of any kind. The foregoing information is provided to alert investors that there is risk associated with our existing debt obligations.
It is not intended to provide a summary of the terms of our agreements with our lenders.

     3. Until recently, we have operated at a loss and have a substantial accumulated deficit.

     Although we have recently become profitable, we have sustained substantial losses in the past. At March 31, 2004, we had an accumulated deficit of $23,126,000. During the nine months ended March 31, 2004, we had total revenue of $24,735,000, operating expenses of $21,489,000 and net income of $4,470,000. During the fiscal year ended June 30, 2003, we had total revenue of $23,980,000, operating expenses of $20,967,000 and net income of $1,257,000. During the fiscal year ended June 30, 2002, we had total revenue of $8,033,000, operating expenses of $13,074,000 and a net loss of $6,253,000. During the fiscal year ended June 30, 2001, we had total revenue of $12,712,000, operating expenses of $11,093,000 and net income of $345,000.

     4. The substantial cost to develop certain of our offshore California properties could result in a reduction of our interest in these properties or cause us to incur penalties.

     Certain of our offshore California undeveloped properties, in which we have ownership interests ranging from 2.49% to 75%, are attributable to our interests in four of our five federal units (plus one additional lease) located offshore of California near Santa Barbara. The cost to develop these properties will be very substantial. The cost to develop all of these offshore California properties in which we own an interest, including delineation wells, environmental mitigation, development wells, fixed platforms, fixed platform facilities, pipelines and power cables, onshore facilities and platform removal over the life of the properties (assumed to be 38 years), is estimated to be in excess of $3 billion. Our share of such costs, based on our current ownership interest, is estimated to be over $200 million. Operating expenses for the same properties over the same period of time, including platform operating costs, well maintenance and repair costs, oil, gas and water treating costs, lifting costs and pipeline transportation costs, are estimated to be approximately $3.5 billion, with our share, based on our current ownership interest, estimated to be approximately $300 million. There will be additional costs of a currently undetermined amount to develop the Rocky Point Unit. Each working interest owner will be required to pay its proportionate share of these costs based upon the amount of the interest that it owns. If we are unable to fund our share of these costs or otherwise cover them through farmouts or other arrangements, then we could either forfeit our interest in certain wells or properties or suffer other penalties in the form of delayed or reduced revenues under our various unit operating agreements.

     5.  The development of the offshore units could be delayed or halted.

     Our offshore California leases are located in federal units that have been formally approved and are regulated by the Minerals Management Service of the federal government ("MMS"). There has historically been political

                                     10

resistance to the development of these leases due to environmental concerns. At the request of the local regulatory agencies of the affected Tri-Counties in California, the MMS initiated a study, called the California Offshore Oil and Gas Energy Resources (COOGER) study, which was intended to present a long-term regional perspective of potential onshore constraints that should be considered when developing the existing undeveloped offshore leases. The COOGER study took several years to complete and was presented as a final document in January of 2000. During the period while the COOGER study was being completed, the MMS unilaterally approved suspensions of operations for the affected leases, which had the effect of allowing most of our offshore leases to continue in effect after their stated expiration dates.

     During that same period, the State of California commenced litigation in Federal Court in California which, among other things, challenged the ability of the MMS under federal law to approve the subject suspensions and thereby extend the terms of the leases without providing the State of California with a formal determination that the granting of the suspensions was consistent with the requirements of the Coastal Zone Management Act. On June 22, 2001, the California Federal Court ordered the MMS to set aside its approval of the suspensions of our offshore leases that were granted while the COOGER study was being completed, and to direct suspensions, including all milestone activities, for a time sufficient for the MMS to provide the State of California with a consistency determination under federal law. On July 2, 2001, these milestones were suspended by the MMS, but as of the date of this prospectus, the MMS has not yet made a consistency determination. On February 26, 2004 the parties were ordered by the Court to engage in mediation to attempt to reach a final resolution of all of their disputes. The mediation process has commenced, but as of the date of this prospectus no settlement has been reached.

     On January 9, 2002, we and several other plaintiffs filed a separate lawsuit in the United States Court of Federal Claims in Washington, D.C., alleging that the U.S. government materially breached the terms of the leases for our offshore California properties. Our suit seeks compensation for the lease bonuses and rentals paid to the Federal government, exploration costs, and related expenses. While it is still our present intent to develop our offshore California properties as soon as possible, the ultimate outcome and effects of the litigation pertaining to these properties are not certain at the present time. In the event that we make a determination that development of all or any portion of these properties is not feasible, we intend to write off an appropriate portion of these assets on our balance sheet irrespective of the status of our litigation against the United States government at that time. As of March 31, 2004, these properties had an aggregate carrying value of $10,782,000.

     6. We will have to incur substantial costs in order to develop our reserves and we may not be able to secure funding.

     We have significant undeveloped properties in addition to those in offshore California discussed above that will require substantial costs to develop. During the fiscal year ended June 30, 2003, we did not participate in the drilling of any offshore wells, but we did participate in the drilling of nine onshore wells, of which three were non-productive, at a cost to us of approximately $2,145,000. The cost of these wells either has been or will be paid out of our cash flow. Although we are currently participating very actively in the drilling of additional onshore wells which is being funded from a variety of sources, including the proceeds of our recent private placement, our level of oil and gas activity, including exploration and development and property acquisitions, will be to a significant extent

                                     11

dependent upon our cash flow from operations, which is in turn dependent upon the prices that we receive from the sale of our oil and gas production.

     7. Current and future governmental regulations will affect our operations.

     Our activities are subject to extensive federal, state, and local laws and regulations controlling not only the exploration for and sale of oil, but also the possible effects of such activities on the environment. Present as well as future legislation and regulations could cause additional expenditures, restrictions and delays in our business, the extent of which cannot be predicted, and may require us to cease operations in some circumstances. In addition, the production and sale of oil and gas are subject to various governmental controls. Because federal energy policies are still uncertain and are subject to constant revisions, no prediction can be made as to the ultimate effect on us of such governmental policies and controls.

     8. We hold only a minority interest in certain properties and, therefore, generally will not control the timing of development.

     We currently hold a minority interest in and do not operate many of the wells in which we own an interest, and we are dependent upon the operators of the wells that we do not operate to make most decisions concerning such things as whether or not to drill additional wells, how much production to take from such wells, or whether or not to cease operation of such wells. Further, we do not act as operator of, and, with the exception of Rocky Point, we do not own a controlling interest in, any of our offshore California properties. While we, as a working interest owner, may have some voice in the decisions concerning the wells, we are not the primary decision maker concerning them. As a result, we will generally not control the timing of either the development of most of these non-operated properties or the expenditures for their development. Because we are not in control of the non-operated wells, we may not be able to cause wells to be drilled even though we may have the funds with which to pay our proportionate share of the expenses of such drilling, or, alternatively, we may incur development expenses at a time when funds are not available to us.

     9.  We have no long-term contracts to sell oil and gas.

     We do not have any long-term supply or similar agreements with governments or other authorities for which we act as a producer. We are therefore dependent upon our ability to sell oil and gas at the prevailing wellhead market price. There can be no assurance that purchasers will be available or that the prices they are willing to pay will remain stable.

     10.  Our business is not diversified.

     Since all of our resources are devoted to one industry, purchasers of our common stock will be risking essentially their entire investment in a company that is focused only on oil and gas activities.

     11.  Our shareholders do not have cumulative voting rights.

     Holders of our common stock are not entitled to accumulate their votes for the election of directors or otherwise. Accordingly, the holders of more than 50% of our outstanding common stock will be able to elect all of our directors. As of June 30, 2004, our directors and executive officers and

                                    12

their respective affiliates collectively and beneficially owned approximately 29% of our outstanding common stock.

     12.  We depend on key personnel.

     We currently have only four employees that serve in management roles, and the loss of any one of them could severely harm our business. In particular, Roger A. Parker and John Wallace are responsible for the operation of our oil and gas business, Aleron H. Larson, Jr. is responsible for other business and corporate matters, and Kevin K. Nanke is our chief financial officer. We do not have key man insurance on the lives of any of these individuals.

Risks Related to our Business

     1. Our future success depends upon our ability to find, develop and acquire additional oil and gas reserves that are economically recoverable.

     The rate of production from oil and natural gas properties declines as reserves are depleted. As a result, we must locate and develop or acquire new oil and gas reserves to replace those being depleted by production. We must do this even during periods of low oil and gas prices when it is difficult to raise the capital necessary to finance activities. Without successful exploration or acquisition activities, our reserves and revenues will decline. We may not be able to find and develop or acquire additional reserves at an acceptable cost or obtain necessary financing for these activities in the future.

     2. The exploration, development and operation of oil and gas properties involve substantial risks that may result in a total loss of investment.

     The business of exploring for and, to a lesser extent, developing and operating oil and gas properties involves a high degree of business and financial risk, and thus a substantial risk of investment loss that even a combination of experience, knowledge and careful evaluation may not be able to overcome. We may drill wells that are unproductive or, although productive, do not produce oil and/or gas in economic quantities. Acquisition and completion decisions generally are based on subjective judgments and assumptions that are speculative. It is impossible to predict with certainty the production potential of a particular property or well. Furthermore, a successful completion of a well does not ensure a profitable return on the investment. A variety of geological, operational, or market-related factors, including, but not limited to, unusual or unexpected geological formations, pressures, equipment failures or accidents, fires, explosions, blowouts, cratering, pollution and other environmental risks, shortages or delays in the availability of drilling rigs and the delivery of equipment, loss of circulation of drilling fluids or other conditions may substantially delay or prevent completion of any well or otherwise prevent a property or well from being profitable. A productive well may become uneconomic in the event water or other deleterious substances are encountered which impair or prevent the production of oil and/or gas from the well. In addition, production from any well may be unmarketable if it is contaminated with water or other deleterious substances.

     3. You should not place undue reliance on reserve information because it is only an estimate.

     Certain of our Exchange Act reports filed with the Commission contain estimates of oil and gas reserves, and the future net cash flows attributable to those reserves, prepared by Ralph E. Davis Associates, Inc. and Mannon &

                                     13

Associates (together, the "Engineers"), our independent petroleum and geological engineers. There are numerous uncertainties inherent in estimating quantities of proved reserves and cash flows from such reserves, including factors beyond the Company's control and the Engineers' control. Reserve engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact manner. The accuracy of an estimate of quantities of oil and gas reserves, or of cash flows attributable to such reserves, is a function of the available data, assumptions regarding future oil and gas prices, expenditures for future development and exploitation activities, and engineering and geological interpretation and judgment. Reserves and future cash flows may also be subject to material downward or upward revisions based upon production history, development and exploitation activities and oil and gas prices. Actual future production, revenue, taxes, development expenditures, operating expenses, quantities of recoverable reserves and value of cash flows from those reserves may vary significantly from the assumptions and estimates in our Exchange Act reports filed with the Commission, certain of which are incorporated by reference into this prospectus. In addition, reserve engineers may make different estimates of reserves and cash flows based on the same available data. The estimated quantities of proved reserves and the discounted present value of future net cash flows attributable to those reserves included in certain of the Exchange Act reports were prepared by the Engineers in accordance with the rules of the Commission, and are not intended to represent the fair market value of such reserves.

     4. We may suffer losses or incur liability for events that we or the operator of a property has chosen not to obtain insurance.

     Our operations are subject to hazards and risks inherent in producing and transporting oil and natural gas, such as fires, natural disasters, explosions, pipeline ruptures, spills, and acts of terrorism, all of which can result in the loss of hydrocarbons, environmental pollution, personal injury claims and other damage to properties of the Company and others. As protection against operating hazards, we maintain insurance coverage against some, but not all, potential losses. In addition, we believe any operators of properties in which we have or may acquire an interest will maintain similar insurance coverage. The occurrence of an event that is not covered, or not fully covered, by insurance could have a material adverse effect on our business, financial condition and results of operation.

     5. Use of hedging arrangements could result in financial losses or reduce our income.

     We may engage in hedging arrangements for a portion of our oil and natural gas production in order to reduce our exposure to fluctuations in the prices of oil and natural gas. These hedging arrangements could expose us to risk of financial loss in some circumstances, including when production is less than expected; the counter-party to the hedging contract defaults on its contract obligations; or there is a change in the expected differential between the underlying price in the hedging agreement and the actual prices received. In addition, these hedging arrangements may limit the benefit we would otherwise receive from increases in prices for oil and natural gas.

     6. The volatility of natural gas and oil prices could have a material adverse effect on our business.

     Our revenues, profitability and future growth and the carrying value of our oil and gas properties depend to a large degree on prevailing oil and gas prices. Our ability to maintain or increase our borrowing capacity and to

                                     14

obtain additional capital on attractive terms also substantially depends upon oil and gas prices. Prices for oil and gas are subject to large fluctuations in response to relatively minor changes in the supply and demand for oil and gas, uncertainties within the market and a variety of other factors beyond our control. These factors include weather conditions in the United States; the condition of the United States economy; the actions of the Organization of Petroleum Exporting Countries; governmental regulation; political stability in the Middle East and elsewhere; the foreign supply of oil and gas; the price of foreign imports; and the availability of alternative fuel sources.

     A sharp decline in the price of natural gas and oil prices would result in a commensurate reduction in our revenues, income and cash flows from the production of oil and gas and could have a material adverse effect on the carrying value of our proved reserves and our borrowing base. In the event prices fall substantially, we may not be able to realize a profit from our production and would operate at a loss. In recent decades, there have been periods of both worldwide overproduction and underproduction of hydrocarbons and periods of both increased and relaxed energy conservation efforts. Such conditions have resulted in periods of excess supply of, and reduced demand for, crude oil on a worldwide basis and for natural gas on a domestic basis. These periods have been followed by periods of short supply of, and increased demand for, crude oil and natural gas. The excess or short supply of crude oil has placed pressures on prices and has resulted in dramatic price fluctuations even during relatively short periods of seasonal market demand.

     7. Our ability to market the oil and gas that we produce is essential to our business.

     Several factors beyond our control may have a material adverse effect on our ability to market the oil and gas that we discover. These factors include the proximity, capacity and availability of oil and gas pipelines and processing equipment; the level of domestic production and imports of oil and gas; the demand for oil and gas by utilities and other end users; the availability of alternative fuel sources; the effect of inclement weather; state and federal regulation of oil and gas marketing; and market fluctuations of prices, taxes, royalties, land tenure, allowable production and environmental protection. The extent of these factors cannot be accurately predicted, but any one or a combination of these factors may result in our inability to sell our oil and gas at prices that would result in an adequate return on our invested capital.

     8. We are subject to complex governmental regulations which may have a material adverse effect on our cost of doing business.

     Petroleum and natural gas exploration, development and production are subject to various types of regulation by local, state and federal agencies. We may be required to make large expenditures to comply with these regulatory requirements. Legislation affecting the petroleum and natural gas industry is under constant review for amendment and expansion. Also, numerous departments and agencies, both federal and state, are authorized by statute to issue and have issued rules and regulations binding on the petroleum and natural gas industry and its individual members, some of which carry substantial penalties for failure to comply. Any increases in the regulatory burden on the petroleum and natural gas industry created by new legislation would increase our cost of doing business and, consequently, adversely affect our profitability. A major risk inherent in drilling is the need to obtain drilling permits from local authorities. Delays in obtaining drilling permits, the failure to obtain a drilling permit for a well or the failure to

                                     15

obtain a drilling permit without unreasonable conditions or costs could have a material adverse effect on our ability to effectively develop our properties.

     9. Our competitors may have greater resources that could enable them to pay a higher price for properties and to better withstand periods of low market prices for oil and natural gas.

     The petroleum and natural gas industry is intensely competitive, and we compete with other companies which have substantially larger financial resources, operations, staffs and facilities. Many of these companies not only explore for and produce crude oil and natural gas but also carry on refining operations and market oil and other products on a regional, national or worldwide basis. Such companies may be able to pay more for productive oil and natural gas properties and exploratory prospects or define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. In addition, such companies may have a greater ability to continue exploration activities during periods of low hydrocarbon market prices. Our ability to acquire additional properties and to discover reserves in the future will be dependent upon our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment.

     10. There is currently a shortage of available drilling rigs and equipment which could cause us to experience higher costs and delays that could adversely affect our business.

     Although equipment and supplies used in our business are usually available from multiple sources, there is currently a general shortage of drilling equipment and supplies. We believe that these shortages are likely to intensify. The costs and delivery times of equipment and supplies are substantially greater now than in prior periods and are currently escalating. In partial response to this trend, we recently acquired a fifty percent interest in a small drilling company and a fifty percent interest in a small trucking company that are both currently managed by Edward Mike Davis. Although Mr. Davis and his affiliated entities are not currently deemed to be affiliates of Delta, we have recently acquired several properties from Mr. Davis and entities that are controlled by him. We also currently have areas of mutual interest and joint ventures with Mr. Davis and his related entities, and we have substantial drilling commitments that are related to those ventures. We believe that our ownership interest in the drilling company will allow us to have access to at least two large drilling rigs that we currently intend to use continuously to fulfill our drilling commitments in Washington County, Colorado. The initial purpose of our investment in the trucking company is to allow these drilling rigs to be moved to new drilling locations as necessary. We are also attempting to establish arrangements with others to assure adequate availability of certain other necessary drilling equipment and supplies on satisfactory terms, but there can be no assurance that we will be able to do so. Accordingly, there can be no assurance that we will not experience shortages of, or material price increases in, drilling equipment and supplies, including drill pipe, in the future. Any such shortages could delay and adversely affect our ability to meet our drilling commitments.

                                      16


                               USE OF PROCEEDS

     The proceeds from the sale of the shares of common stock offered pursuant to this prospectus will be received directly by the selling shareholders, and we will not receive any proceeds from the sale of these shares.

                        DETERMINATION OF OFFERING PRICE

     The shares registered herein are being sold by the selling shareholders, and not by us, and are therefore being sold at the market price as of the date of sale. Our common stock is traded on the Nasdaq National Market System under the symbol "DPTR." On July 13, 2004, the reported closing price for our common stock on the Nasdaq National Market System was $15.25.

                    RECENT MATERIAL CHANGES IN OUR BUSINESS

     There have been no material changes in our business since June 30, 2003 that have not been reported in our reports on Forms 10-Q and 8-K.

                            SELLING SECURITY HOLDERS

     The shares offered pursuant to this prospectus are being offered by the selling shareholders.

Selling Shareholders
--------------------

     The table below includes information regarding ownership of our common stock by the selling shareholders and the number of shares that they may sell under this prospectus. There are no material relationships with the selling shareholders other than those discussed herein.

                                                                          Shares
                                   Shares Owned                     Beneficially Owned
                              Prior to the Offering                 After the Offering
                              ----------------------    Shares    -----------------------
                                            Percent     Offered                  Percent
Selling Shareholders             Number     of Class    Hereby        Number     of Class
--------------------          ------------  --------   ---------  -------------  --------

Edward Mike Davis                   125,000    0.33%      125,000        -0-        -0-
Edward Mike Davis, L.L.C.         1,477,678    3.84%    1,477,678        -0-        -0-
EMD Colorado One, Inc.              682,322    1.78%      682,322        -0-        -0-
                                  ---------    -----   ----------      -----      -----
      Total                       2,285,000    5.95%    2,285,000        -0-        -0-

________________

(1)  Assumes that the selling shareholders will sell all of the shares of common stock offered pursuant to this prospectus.  We cannot assure you that the selling shareholders will sell all or any of these shares.


                                       17

                              PLAN OF DISTRIBUTION

     The selling shareholders and their respective successors, which term includes their transferees, pledgees or donees or their successors, may sell the common stock directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or may acquire common stock as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, which may be changed. The selling shareholders may effect the distribution of the common stock in one or more of the following methods:

       - ordinary brokers' transactions, which may include long or short sales;
       - transactions involving cross or block trades or otherwise on the open market;
       - purchases by brokers, dealers or underwriters as principal and resale by such purchasers for their own accounts under this prospectus;
       - "at the market" to or through market makers or into an existing market for the common stock;
       - in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;
       - through transactions in options, swaps or other derivatives (whether exchange listed or otherwise); or
       - any combination of the above, or by any other legally available means.

     In addition, the selling shareholders or their respective successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of common stock in the course of hedging the positions they assume with the selling shareholders. The selling shareholders or their respective successors in interest may also enter into option or other transactions with broker-dealers that require delivery by such broker-dealers of the common stock, which common stock may be resold thereafter under this prospectus.

     Brokers, dealers, underwriters or agents participating in the distribution of the common stock may receive compensation in the form of discounts, concessions or commissions from the selling shareholders and/or the purchasers of common stock for whom such broker-dealers may act as agent or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary commissions).

     Any securities covered by this prospectus that qualify for sale under Rule 144 under the Securities Act may be sold under that Rule rather than under this prospectus.

     We cannot assure you that the selling shareholders will sell any or all of the shares of common stock offered by the selling shareholders.

     In order to comply with the securities laws of certain states, if applicable, the selling shareholders will sell the common stock in jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the selling shareholders may not sell the common stock unless the shares of common stock have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

                                     18

                  DESCRIPTION OF SECURITIES TO BE REGISTERED

COMMON STOCK
------------

     We are authorized to issue 300,000,000 shares of our $.01 par value common stock, of which 38,447,369 shares were issued and outstanding as of June 30, 2004. Holders of common stock are entitled to cast one vote for each share held of record on all matters presented to shareholders. Shareholders do not have cumulative rights; hence, the holders of more than 50% of the outstanding common stock can elect all directors.

     Holders of common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of liquidation, to share pro rata in any distribution of our assets after payment of all liabilities. We do not anticipate that any dividends on common stock will be declared or paid in the foreseeable future. Holders of common stock do not have any rights of redemption or conversion or preemptive rights to subscribe to additional shares if issued by us. All of the outstanding shares of our common stock are fully paid and nonassessable.

                     INTERESTS OF NAMED EXPERTS AND COUNSEL

EXPERTS
-------

     The consolidated balance sheets of Delta Petroleum Corporation as of June 30, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended June 30, 2003, which appear in the June 30, 2003 annual report on Form 10-K of Delta Petroleum Corporation; and the consolidated balance sheets of Castle Energy Corporation as of September 30, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and other comprehensive income, and cash flows for each of the years in the three-year period ended September 30, 2001, which appear in the Form 8-K/A of Delta Petroleum Corporation dated May 24, 2002 and filed on August 9, 2002, have been incorporated herein by reference in reliance upon the reports of KPMG LLP, independent accountants, upon the authority of said firm as experts in accounting and auditing.

     The audit report covering the June 30, 2003 Consolidated Financial Statements of Delta Petroleum Corporation refers to the adoption of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, as of July 1, 2002.

LEGAL MATTERS
-------------

     The validity of the issuance of the common stock offered pursuant to this prospectus will be passed upon for us by Krys Boyle, P.C., Denver, Colorado.

     COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers or persons controlling the registrant according to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                                     19